UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on IBM, ALVARION TO DELIVER WIRELESS AND WIMAX FOR PUBLIC SAFETY Starting With Successful Fresno, CA Network and Services, Joint Solution Consists of Mobile and Fixed Infrastructure Complemented By Numerous Municipal and Public Safety Applications, dated May 10, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                ALVARION LTD.

Date: May 10, 2006                           By: /s/ Dafna Gruber
                                Name: Dafna Gruber
                                                    Title:   Chief Financial Officer

EXHIBIT 1

Contacts
Dafna Gruber, CFO                      Carmen Deville
+972 3 645 6252                    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com        carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

IBM, ALVARION TO DELIVER WIRELESS AND WIMAX FOR PUBLIC SAFETY

Starting With Successful Fresno, CA Network and Services, Joint Solution
Consists of Mobile and Fixed Infrastructure Complemented By Numerous
Municipal and Public Safety Applications
---

Mountain View, CA, May 10, 2006 - Alvarion, (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced an alliance with IBM, the world's largest information technology services and consulting provider, to offer and deliver wireless systems to municipalities and their public safety agencies. The alliance will enable a new approach for delivery of scalable, multi-layer IP-based wireless networks that support data, voice and video for both fixed and mobile applications.

Based on a unique pilot wireless network implementation in Fresno, the 6th largest city in California, the IBM and Alvarion information communication technology (ICT) system is comprised of IBM's suite of productivity-enhancing mobile applications built on Alvarion's broadband and mobile wireless systems. Customizable to deliver broad functionality and support a myriad of applications, while enabling citywide broadband coverage at a fraction of the cost of competing systems, this cooperation now brings affordable broadband within reach of most U.S. communities.

The Fresno public safety network is intended to enable police officers to send and receive text messages, still images, and even full-motion video using their car-based mobile data terminals and their handheld personal digital assistants (PDAs) greatly enhancing productivity and their ability to deter crime and capture criminals.

Fresno’s Chief Jerry Dyer said, “Although this capability will certainly be used to increase officer’s productivity and enhance homeland security in Fresno, its most important contribution is in making the community safer from everyday crime related to gangs, substance abuse and recidivist offenders.”

Built by IBM using Alvarion broadband wireless systems and IBM's WebSphere Everyplace Connection Manager, the network features government-grade wireless encryption, roaming and compression to the city's 250 police vehicle fleet.

Using 900MHz based mobile technology requiring less than one-tenth the number of nodes generally required by competing Wi-Fi based solutions while providing superior net service speeds, the network employs Wi-Fi to extend the network to low cost, end user devices. To protect the city's existing network investments while ensuring seamless connectivity over a wider area, the broadband network features seamless switching at vehicular speeds, as it maintains session persistency with the police department’s legacy 800MHz narrowband network. The network provides the optimum balance of minimum infrastructure and maximum access.

"The Fresno project is one of the first Community Broadband implementations and serves as an example of how this technology can solve real problems that impact public safety's ability to respond that may even save lives and improve livability for communities," says Michael Dillon, IBM Director of Safety, Security and Community Broadband. "This is an example of how cities and counties can be customer-focused, cost-effective and creative participants in their communities. Fresno was a collaborative effort that will likely pay-off for everyone in increased responsiveness and flexibility in a security-enhanced environment for public safety."

"The telecom market is in transition toward more ICT solutions, and this partnership is aimed specifically at offering the latest in broadband and public safety technologies to the thousands of tier 2 and smaller communities throughout the world," remarked Tzvika Friedman, CEO and president of Alvarion. "Beginning in the U.S., our joint success in Fresno is evidence that these networks are extremely robust and can add up to several hours of user productivity per day. And the network has proven to be flexible enough to support additional departments and applications and at a fraction of the cost of competing solutions."

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.